===============================================================================



                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                       May              2005
                                -----------------    -----------
Commission File
Number                               000-51034
                                -----------------

                          ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                 (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                          Form 40-F         X
                       ----------------                   ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                              No          X
                     ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                DOCUMENT INDEX

Documents
---------

1. Unaudited Consolidated Financial Statements of the Registrant for the three months ended March 31, 2005.

2.       Form 52-109FT2 Certification of Interim Filings - CEO.

3.       Form 52-109FT2 Certification of Interim Filings - CFO.

4. Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2005.

5.       Press Release dated May 13, 2005 - First Quarter Results.

                                                                     Document 1


ACE Aviation Holdings Inc.
Consolidated Statement of Operations and Retained Earnings (Deficit)
-----------------------------------------------------------------------------------------------------------------

(in millions except per share figures - Canadian dollars)
(unaudited)
                                                                                                 Predecessor
                                                                        Successor Company -     Company - Air
                                                                            ACE (note 1)       Canada (note 1)
                                                                       ------------------------------------------
                                                                        Three Months Ended     Three Months Ended
                                                                          March 31, 2005         March 31, 2004
                                                                       ------------------------------------------
Operating revenues
    Passenger                                                                 $    1,739        $      1,661
    Cargo                                                                            135                 126
    Other                                                                            303                 334
                                                                       ------------------------------------------
                                                                                   2,177               2,121
                                                                       ------------------------------------------
Operating expenses
    Salaries, wages and benefits                                                     613                 687
    Aircraft fuel                                                                    415                 338
    Aircraft rent (note 1)                                                            90                 194
    Airport and navigation fees                                                      213                 203
    Aircraft maintenance, materials and supplies                                      94                 103
    Communications and information technology                                         77                  88
    Food, beverages and supplies                                                      78                  79
    Depreciation, amortization and obsolescence (note 2)                             120                  95
    Commissions                                                                       65                  80
    Other                                                                            422                 399
                                                                       ------------------------------------------

                                                                                   2,187               2,266
                                                                       ------------------------------------------

Operating loss before reorganization
    and restructuring items                                                          (10)               (145)
    Reorganization and restructuring items (note 9)                                    -                (132)

Non-operating income (expense)
    Interest income                                                                   12                   4
    Interest expense                                                                 (75)                (47)
    Interest capitalized                                                               3                   -
    Loss on sale of and provisions on assets                                           -                  (3)
    Non-controlling interest                                                          (3)                  -
    Other                                                                             (3)                  3
                                                                       ------------------------------------------
                                                                                     (66)                (43)
                                                                       ------------------------------------------
Loss before foreign exchange on non-compromised long-term
  monetary items and income taxes                                                    (76)               (320)

Foreign exchange gain (loss) on long-term monetary items                             (15)                 17
                                                                       ------------------------------------------

Loss before income taxes                                                             (91)               (303)

Recovery of (provision for) income taxes                                              14                  (1)
                                                                       ------------------------------------------

Loss for the period                                                           $      (77)       $       (304)
                                                                       ------------------------------------------

Retained earnings (deficit), beginning of period as originally
  reported                                                                            15              (5,147)

Adjustment related to a change in accounting policy (note 1)                         142                   -
                                                                       ------------------------------------------
Retained earnings (deficit), beginning of period as restated                         157              (5,147)
                                                                       ------------------------------------------
Retained earnings (deficit), end of period                                    $       80        $     (5,451)
                                                                       ------------------------------------------

Loss per share
  - Basic and diluted                                                         $    (0.87)       $      (2.53)
                                                                       =========================================

The accompanying notes are an integral part of the consolidated financial statements.


ACE Aviation Holdings Inc.
Consolidated Statement of Financial
Position
----------------------------------------------------------------------------------------------------------------

(in millions of Canadian dollars)                                           Successor Company - ACE (note 1)
(unaudited)                                                            -----------------------------------------
                                                                              March 31           December 31

                                                                                2005                2004
                                                                       -----------------------------------------
ASSETS

Current
    Cash and cash equivalents                                                  $      959        $      1,481
    Short-term investments (note 1)                                                   826                 151
                                                                       -----------------------------------------
                                                                                    1,785               1,632
    Restricted cash                                                                    49                 118
    Accounts receivable                                                               632                 547
    Spare parts, materials and supplies                                               221                 237
    Prepaid expenses                                                                  161                 161
    Future income taxes                                                                17                   -
                                                                       -----------------------------------------
                                                                                    2,865               2,695

Property and equipment (note 2)                                                     5,056               3,696

Deferred charges                                                                      125                 167

Intangible assets                                                                   2,678               2,691

Other assets                                                                          246                 137
                                                                       -----------------------------------------

                                                                               $   10,970        $      9,386
                                                                       -----------------------------------------

LIABILITIES

  Current
   Accounts payable and accrued liabilities                                    $      1,275        $      1,197
   Advance ticket sales and loyalty program deferred revenues                         1,227               1,076
   Current portion of long-term debt and capital lease obligations
     (note 3)                                                                           288                 218
                                                                       -----------------------------------------

                                                                                      2,790               2,491

  Long-term debt and capital lease obligations (note 3)                               3,499               2,328

  Convertible preferred shares                                                          135                 132

  Future income taxes                                                                   243                 243

  Pension and other benefit liabilities                                               2,336               2,344

  Non-controlling interest (note 1)                                                     192                   -

  Other long-term liabilities                                                         1,506               1,645

                                                                       -----------------------------------------
                                                                                     10,701               9,183
                                                                       -----------------------------------------
Commitments (note 6) and Guarantees (note 7)

SHAREHOLDERS'  EQUITY

Share capital and other equity                                                          187                 187

Contributed surplus                                                                       2                   1

Retained earnings                                                                        80                  15
                                                                       -----------------------------------------

                                                                                        269                 203
                                                                       -----------------------------------------

                                                                              $      10,970        $      9,386
                                                                       -----------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
----------------------------------------------------------------------------------------------------------------

(in millions of Canadian dollars)
(unaudited)

                                                                       Successor Company -      Predecessor
                                                                           ACE (note 1)        Company - Air
                                                                                              Canada (note 1)
                                                                       -----------------------------------------
Cash flows from (used for)                                              Three Months Ended   Three Months Ended
                                                                          March 31, 2005       March 31, 2004
                                                                       -----------------------------------------

Operating
    Loss for the period                                                       $       (77)       $       (304)

    Adjustments to reconcile to net cash provided by operations
       Reorganization and restructuring items (note 9)                                  -                 109
       Depreciation, amortization and obsolescence                                    120                  95
       Loss on sale of and provisions on assets                                         -                   3
       Foreign exchange                                                                15                 (17)
       Future income taxes                                                            (17)                 (2)
       Employee future benefit funding (more than) less than expense                   (8)                 60
       Decrease (increase) in accounts receivable                                     (91)                (54)
       Decrease (increase) in spare parts, materials and supplies                      14                 (3)
       Increase in accounts payable and accrued liabilities                           100                  62
       Increase in advance ticket sales, net of restricted cash                       219                 140
       Aircraft lease payments in excess of rent expense                               (4)                (44)
       Other                                                                           43                  18
                                                                       -----------------------------------------
                                                                                      314                  63
                                                                       -----------------------------------------
Financing
    GE DIP financing                                                                    -                 300
    Credit facility borrowings                                                          -                  80
    Reduction of long-term debt and capital lease obligations                        (140)               (214)
                                                                       -----------------------------------------
                                                                                     (140)                166
                                                                       -----------------------------------------
Investing
    Short-term investments                                                           (675)                186
    Additions to capital assets                                                       (38)                (36)
    Proceeds from sale of assets                                                       37                   1
    Cash collaterization of letters of credi                                          (20)                  -
                                                                       -----------------------------------------

                                                                                     (696)                151
                                                                       -----------------------------------------

Increase (decrease) in cash and cash equivalents                                     (522)                380

Cash and cash equivalents, beginning of period                                      1,481               1,101
                                                                       -----------------------------------------

Cash and cash equivalents, end of period                                      $       959       $       1,481
                                                                       -----------------------------------------

Cash payments of interest                                                     $        38       $          35
                                                                       =========================================
Cash payments of income taxes                                                 $         4       $           -
                                                                       =========================================

Cash and cash equivalents exclude short-term investments of $826 as at March 31, 2005 ($151 as at December 31, 2004)


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(currencies in millions - Canadian dollars)


1.       Nature of Operations and Accounting Policies

Nature of Operations

ACE Aviation Holdings Inc. ("ACE" or the "Corporation") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") on September 30, 2004 as further described in the 2004 annual consolidated financial statements of ACE.

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow in the first and fourth quarters of each calendar year compared to the second and third quarters.

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these consolidated financial statements and notes thereto refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company's results are not directly comparable with those of the Successor Company.

The consolidated balance sheets as of March 31, 2005 and December 31, 2004 represent the accounts of the Successor Company. The consolidated statement of operations for the three months ended March 31, 2005 reflects the results of operations of the Successor Company; the three months ended March 31, 2004 reflects the results of operations of the Predecessor Company. The consolidated statement of cash flow for the three months ended March 31, 2005 reflects the cash flows of the Successor Company; the three months ended March 31, 2004 reflects the cash flows of the Predecessor Company.

Accounting Policies

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries (the "Applicants") operated under the Companies' Creditors Arrangement Act (Canada) ("CCAA") proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to Canadian generally accepted accounting principles applicable, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items.

For the period April 1, 2003 to September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings. This information is presented in note 10.

The unaudited interim consolidated financial statements for the Successor Company are based on the accounting policies consistent with those disclosed for the Successor Company in Note 4 to the 2004 annual consolidated financial statements of ACE with the exception of the adoption of the accounting policies described further in this note under New Accounting Policies. The accounting policies of the Successor Company were consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and the accounting policies noted below:

Property and Equipment

On the application of fresh start accounting effective September 30, 2004, the estimated useful lives of buildings was extended to periods not exceeding 50 years. The Predecessor Company depreciated buildings over their useful lives not exceeding 30 years.

Air Transportation Revenues and Loyalty Program

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenue and Miles redeemed for other than travel are included in Other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenues. These revenues amounted to $70 for the three months ended March 31, 2004. For the three months ended March 31, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz amount to $101, of which $65 relate to Miles earned by members through loyalty program partners and are included in passenger revenues.

Non-transportation Revenues

Non-transportation revenue includes certain loyalty program revenues, as described in Loyalty Program, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.


Segment Reporting

As a result of the corporate restructuring, the segment reporting structure for the Successor Company reflects four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, there was one reportable segment.

Other

In accordance with Canadian generally accepted accounting principles, these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2004 annual consolidated financial statements of ACE.

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

Short-term investments with original maturities greater than ninety days were previously included in Cash and Cash Equivalents. Because of increased significance, they are now separately presented as Short-term Investments. Short-term investments have original maturities over ninety days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.

During the three months ended March 31, 2005, the Corporation recorded a favorable adjustment of $11 relating to changes in estimates on commission expense on corporate contracts.

New Accounting Policies:

a)       Consolidation of Variable Interest Entities

Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) is effective for periods beginning on or after November 1, 2004; as a result, ACE adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. Restatement of comparative financial information is not required by AcG-15.

An entity falls under the guidance in AcG-15 and is classified a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Aircraft and Engine Leasing Transactions

Prior to the adoption of AcG-15, Air Canada entered into aircraft and engine lease transactions with a number of special purpose entities that are referred to as VIEs under AcG-15. As a result of the adoption of AcG-15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG-15:


                                                                                     Liabilities and
                                                                    Assets         Shareholders' Equity
                                                                 -----------       --------------------

Increase to property and equipment                                  $1,304
Decrease to deferred charges                                           (45)
Decrease to intangible assets                                           (6)
Increase to other assets                                               113
Increase to current portion of long-term debt                                                     $77
Increase to long-term debt                                                                      1,173
Increase to non-controlling interest                                                              181
Decrease to other long-term liabilities                                                          (155)
Cumulative effect of change in accounting policy                                                   90
                                                                 -----------       --------------------
                                                                    $1,366                     $1,366

The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

Fuel Facilities Arrangements

Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various domestic airports. The Fuel Facilities Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2005 the Corporation consolidated three Fuel Facilities Corporations, resulting in the following adjustments:


                                                                                               Liabilities and
                                                                              Assets         Shareholders' Equity
                                                                           -----------       --------------------
Increase to property and equipment                                             $113
Increase to long-term debt                                                                                   $51
Increase to non-controlling interest                                                                           8
Increase to other long-term liabilities                                                                        2
Cumulative effect of change in accounting policy                                                              52
                                                                           -----------       --------------------
                                                                               $113                         $113

The remaining five Fuel Facilities Corporations in Canada that have not been consolidated have assets recorded of approximately $103 and debt of approximately $90, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines and any value of the assets. The Corporation views this loss potential as remote.

Effect in Current Period

During the three months ended March 31, 2005, the net impact of adopting AcG-15 was a before tax charge of $30 ($0.34 per share, diluted). This impact is a result of depreciation expense of $25, net interest expense of $24, foreign exchange loss of $6 and non-controlling interest of $3 offset by reduced aircraft rent of $28.

Prior Periods

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $142.

b) Foreign Currency Translation of Financial Statements of Integrated Foreign Operations

The majority of the VIEs are not Canadian based entities and monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. The Corporation applies the temporal method for the translation of the financial statements of the VIEs denominated in foreign currencies. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates. Expense items are translated at the average rate of exchange for the period, which results in substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

c) Asset Retirement Obligations

As a result of the consolidation of certain Fuel Facilities Corporations, the Corporation has applied the Canadian Institute of Chartered Accountants
Section 3110, "Accounting for Asset Retirement Obligations", which requires the Corporation to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. Under Section 3110, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

Under the terms of its land leases, the Fuel Facilities Corporations have the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated under AcG-15, the Corporation has recorded an obligation of $2 ($12 undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

2.       Property and Equipment


                                                                                                   Successor Company
                                                                                               March 31,       December 31,
                                                                                                 2005              2004
Cost (1)
    Flight equipment                                                                          $    1,153         $    1,179
    Flight equipment consolidated under AcG-15                                                     1,304                  -
    Capital leases                                                                                 1,814              1,758
    Buildings and leasehold improvements                                                             520                520
    Buildings consolidated under AcG-15                                                              113                  -
    Ground equipment and other                                                                       165                176
    Computer equipment                                                                                 4                  1
                                                                                       -------------------------------------
                                                                                                   5,073              3,634
                                                                                       -------------------------------------

Accumulated depreciation and amortization
    Flight equipment                                                                                  40                 18
    Flight equipment consolidated under AcG-15                                                        23                  -
    Capital leases                                                                                    47                 22
    Buildings and leasehold improvements                                                              22                 10
    Buildings consolidated under AcG-15                                                                2                  -
    Ground equipment and other                                                                        10                  5
    Computer equipment                                                                                 1                  -
                                                                                       -------------------------------------
                                                                                                     145                 55
                                                                                       -------------------------------------

                                                                                                   4,928              3,579

Purchase deposits                                                                                    128                117
                                                                                       -------------------------------------

Property and equipment at net book value                                                      $    5,056         $    3,696
                                                                                       -------------------------------------

During the three months ended March 31, 2005, the Corporation recorded total depreciation, amortization and obsolescence expense of $120 (2004 $95 recorded in Predecessor Company) which included amortization expense related to intangible assets of $26 (2004 $13 recorded in Predecessor Company).

1) In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), on the application of fresh start reporting effective September 30, 2004, the cost of property and equipment was adjusted to fair value.

3.        Long-Term Debt and Capital Lease Obligations


                                                                                                         Successor Company
                                                                                Current Interest     March 31,      December 31,
                                                                Final Maturity      Rate (%)            2005            2004
GECC Exit Financing (a)                                             2011             6.853           $    540       $     540

Air Canada - Lufthansa Cooperation Agreement (b)                    2009             6.495                 76              76

GECC Limited Recourse Loan (c)                                      2014             6.306                 -               30

GECC Loan (d)                                                       2015             8.47                  54              55

Amex Financing (e)                                                  2006             4.25                  25              43

Other (f)                                                        2007 - 2019      4.55 - 6.85             231             232
                                                                                                    ----------------------------
                                                                                                          926             976

Debt consolidated under AcG 15 - Aircraft leases (g)             2007 - 2017       3.0 - 8.7            1,205               -
Debt consolidated under AcG-15 - Fuel Facilities
     Corporations (h)                                               2007              5.0                  50               -
Capital lease obligations (i)                                    2004 - 2027          8.0               1,606           1,570
                                                                                                    ----------------------------
                                                                                                        3,787           2,546

Current portion                                                                                          (288)           (218)
                                                                                                    ----------------------------
Long-term debt and capital lease obligations                                                        $   3,499       $   2,328

Principal repayment requirements as at March 31, 2005 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 through to 2009 are as follows:

                                                                Remainder of
                                                                    2005            2006         2007         2008         2009

Long-term debt excluding GECC Exit Financing                       $    54        $   32       $   32        $  51       $   28

Capital lease principal obligations                                    138           147          182          179           88

Debt consolidated under AcG-15                                          44            74          118          117           57
                                                                -----------------------------------------------------------------
Total excluding GECC Exit Financing                                    236           253          332          347          173

GECC Exit Financing                                                      -             -           96          128          128
                                                                -----------------------------------------------------------------
Total                                                              $   236        $  253       $  428       $  475       $  301
                                                                -----------------------------------------------------------------

a) Tranche A, a non-revolving term loan in the amount of US$425 or CDN equivalent, bears interest at a BA rate plus a margin. The loan was drawn in Canadian dollars as at September 30, 2004 in the amount of $540. The margin was set at 4.25% at March 31, 2005. The loan was secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries. The loan was repaid in full prior to maturity on April 6, 2005, including an early payment fee of $16.

b) US$63 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

c) US$25 borrowing, secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and was accrued in arrears at the end of each LIBOR period. Air Canada completed a sales agreement with a third party in January 2005. Consistent with the terms of the loan agreement, the proceeds were used to repay this borrowing.

d) US$45 borrowing maturing in 2015, with quarterly repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% pre-payable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a carrying value of $73.

e) The Amex Financing requires monthly principal and interest payments over the term of the Canadian dollar loan which extends to January 5, 2006 and may be extended in six month intervals by mutual consent. Under the terms of the agreement, cash principal payments under the facility are made as loyalty points are purchased and as amounts may be due to Air Canada or Aeroplan under various Amex agreements. The facility bears interest at the Bank of Montreal's prime lending rate (4.25% as at March 31, 2005) and is secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

f) Other mainly includes financings secured by two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (5.66% as at March 31, 2005).

g) Air Canada entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs (refer to Note 1). As a result of the adoption of AcG-15 as described in Note 1, the Corporation has consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The debt has a weighted average effective interest rate of approximately 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease. The majority of the VIEs are not Canadian based entities and hold debt amounting to US$995.

 Aircraft related debt consolidated under AcG-15 is summarized as follows:

                                     Final Maturity         March 31, 2005

           Canadair Regional Jet     2007-2011              $     334
           Boeing 767-300            2011-2016                    249
           Engines                   2008                          86
           Airbus A319               2011-2014                    359
           Airbus A321               2017                         177
                                                          -----------------
                                                            $   1,205

h) Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. As a result of the adoption of AcG-15 as described in Note 1, the Corporation consolidated three Fuel Facilities Corporations. The debt is secured by a general security agreement covering all assets of the Fuel Facilities Corporations.

i) Capital lease obligations, related to computer equipment, facilities and 38 aircraft, total $1,606 ($92 and US$1,252). Future minimum lease payments are $2,387, which includes $781 of interest.

4.     Post-Employment Expenses and Labor Related Provisions

The Corporation has recorded pension and other employee future benefits expense as follows:

                                     Successor Company           Predecessor Company
                                     Three months ended     Three months ended March 31,
                                       March 31, 2005                   2004
                                  ------------------------- ------------------------------

Pension benefit expense                                $31                            $77
Other employee future
benefit expense                                         39                             39
                                  ------------------------- ------------------------------
Total                                                  $70                           $116
                                  ------------------------- ------------------------------

The following table outlines the changes to the labour related provisions:

                                             Successor Company
                                             Three months ended
                                               March 31, 2005

Beginning of period                               $       192

Charges recorded                                            1

Amounts disbursed                                          (8)
                                               ----------------
End of period                                     $       185

Current portion                                            53
                                               ----------------
Long-term employee liabilities                    $       132
                                               ----------------

No charges were recorded by the Predecessor Company for the three months ended March 31, 2004.

The current portion of the liability is included in Accounts payable and accrued liabilities. The long-term portion is included in Other long-term liabilities.

5.     Segment Information

As a result of the corporate restructuring, the segment reporting structure has been adjusted to reflect four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. A capacity purchase agreement between Air Canada and Jazz Limited Partnership ("Jazz") came into effect on September 30, 2004. The Regional Operations segment information in the Successor Company is not directly comparable as a result of this new agreement.

As described in note 1, the Corporation changed the accounting as of September 30, 2004 for the recognition of its revenues relating to the loyalty program. As a result, Loyalty Program results are not comparable to prior periods.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                             Sucessor Company
                                                                    three months ended March 31, 2005
                                                                                                                        ACE
                                          Transportation    Loyalty      Technical     Regional     Inter-Segment   Consolidated
                                           Services (a)    Program (b)   Services    Operations(c)   Elimination       Total
                                        ------------------------------------------------------------------------------------------
    Passenger revenue                         $  1,739      $     -       $    -         $    -        $    -      $   1,739
    Cargo revenue                                  135            -            -              -             -            135
    Other revenue                                   93          169           39              2             -            303
                                        ------------------------------------------------------------------------------------------
External revenue                                 1,967          169           39              2             -          2,177
    Inter-segment revenue                           50            3          141            211          (405)             -
Total revenue                                    2,017          172          180            213          (405)         2,177
                                        ------------------------------------------------------------------------------------------

    Operating expenses, before the following     1,996          149          149            178          (405)         2,067
    Amortization of capital assets                 105            2            8              5             -            120
                                        ------------------------------------------------------------------------------------------
Total operating expenses                         2,101          151          157            183          (405)          2,187

Operating income (loss)                            (84)          21           23             30             -            (10)

    Net interest expense                           (54)           -           (3)            (3)            -            (60)
    Foreign exchange on long-term
      monetary items                               (15)           -            -              -             -            (15)
    Income tax expense                             14             -            -              -             -             14
    Other non operating items                       (6)           -            -              -             -             (6)
                                        ------------------------------------------------------------------------------------------
                                                   (61)           -           (3)            (3)            -            (67)

Segment Results                               $   (145)      $   21       $   20         $   27        $    -      $     (77)
                                        ------------------------------------------------------------------------------------------

Total Assets                                  $ 10,053      $   234       $  308         $  375        $    -      $  10,970
Capital Expenditures                          $     32      $     2       $    -         $    4        $    -      $      38

a) Includes revenues and costs for Air Canada Mainline operations, Jazz transportation revenues and fees to Air Canada Mainline for Jazz operations under the capacity purchase agreement, as well as AC Cargo Limited Partnership (doing business as Air Canada Cargo), Destina.ca Inc., AC Online Limited Partnership, ACGHS Limited Partnership (doing business as Air Canada Groundhandling), Touram Limited Partnership (doing business as Air Canada Vacations), and ACE. Inter-segment revenue includes management fees and costs and operating services charged to the other segments. Foreign exchange on long-term monetary items is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.

b) Other revenue of $169 includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $3 represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air travel, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004.

                                                                    Predecessor Company
                                                              three months ended March 31, 2004
                                                                                                         ACE
                                          Transportation   Loyalty      Regional       Inter-Segment Consolidated
                                             Services      Program     Operations(d)    Elimination      Total

    Passenger revenue                        $   1,481       $    -       $    180       $     -      $   1,661
    Cargo revenue                                  122            -              4             -            126
    Other revenue                                  213          117              4             -            334
                                           -------------------------------------------------------------------------
External revenue                                 1,816          117            188             -          2,121
    Inter-segment revenue                          120           24              2          (146)             -
                                           -------------------------------------------------------------------------
Total revenue                                    1,936          141            190          (146)         2,121
                                           -------------------------------------------------------------------------

    Operating expenses, before the following     2,016          100            201          (146)         2,171
    Amortization of capital assets                  86            1              8             -             95
                                           -------------------------------------------------------------------------
Total operating expenses                         2,102          101            209          (146)         2,266

Operating income (loss) before reorganization
  and restructuring items                         (166)          40            (19)            -           (145)

Reorganization and restructuring items            (110)           -            (22)            -           (132)

                                                  (276)          40            (41)            -           (277)

    Net interest expense                           (42)           2             (3)            -            (43)
    Foreign exchange on long-term monetary items    17            -              -             -             17
    Income tax expense                              (1)           -              -             -             (1)
    Other non operating items                        4            -             (4)            -              -
                                           -------------------------------------------------------------------------
                                                   (22)            2            (7)            -            (27)
                                           -------------------------------------------------------------------------
Segment Results                             $     (298)      $   42      $     (48)      $     -     $     (304)




d) Includes Jazz transportation revenues and costs from Jazz operations as reported prior to implementation of the capacity purchase agreement on September 30, 2004.

Geographic Information of Passenger Revenues

                                    Successor Company             Predecessor Company
                                    Three months ended             Three months ended
                                      March 31, 2005                 March 31, 2004
                                ------------------------------------------------------------
Passenger revenue
      Canada                             $        677                $          647
      US Transborder                              379                           415
      Atlantic                                    293                           270
      Pacific                                     189                           164
      Other                                       201                           165
                                ------------------------------------------------------------
Total passenger revenue                 $       1,739               $         1,661
                                ------------------------------------------------------------

Passenger revenues for Canada are based on the actual flown revenue for flights with an origin and destination in Canada. Passenger revenues for US Transborder and other International destinations are based on the actual flown revenue for flights with an origin or destination outside of Canada.

Property and Equipment

ACE's subsidiaries, Air Canada and Jazz are Canadian based domestic and international carriers and while these subsidiaries' flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment are related to operations in Canada.

6.       Commitments

As a result of the adoption of AcG-15 as described in Note 1, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. The consolidation of these aircraft leasing agreements impacts the operating lease commitments previously disclosed in the 2004 annual consolidated financial statements of ACE. The future principal repayments under these aircraft agreements are now disclosed in Note 3, Long-term Debt and Capital Lease Obligations. Future minimum lease payments under existing operating leases of aircraft, excluding leases accounted for as VIEs, using period end exchange rates are:

        remainder of 2005                     $      292
              2006                                   370
              2007                                   320
              2008                                   257
              2009                                   210
           Thereafter                                763
                                  -----------------------
                                             $     2,212
                                  -----------------------

7.        Guarantees

As a result of the adoption of AcG-15 as described in Note 1, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases. The entire debt balance under these leasing agreements is now on the consolidated balance sheet of the Corporation, and as a result the residual value support previously disclosed in the 2004 annual consolidated financial statements of ACE is no longer a guarantee of the Corporation.

8.        Subsequent Events

Financial Offerings

On April 6, 2005, ACE completed the public offering of an aggregate of 11,350,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $420, and $300 of 4.25 per cent Convertible Senior Notes due 2035. Aggregate gross proceeds are approximately $720 with ACE receiving net proceeds of approximately $693, after commissions and expenses. In addition, ACE granted the underwriters over-allotment options to purchase up to an additional 10 per cent of each of the offerings, until May 5, 2005.

On April 11, 2005, the Corporation announced that it had received written notice from the underwriters that they had elected to exercise in full their over-allotment options to purchase an additional 1,135,000 Class A Variable Voting Shares at $37.00 per share and $30 of 4.25 per cent convertible senior notes due 2035. The aggregate gross proceeds of approximately $72 received from the exercise of the over-allotment options will be used for general corporate purposes and have brought the aggregate gross proceeds of the ACE financial offerings to approximately $792.

ACE used approximately $557 of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with General Electric Capital Corporation, including $17 for early payment and legal fees.

The Corporation expects to record a charge of $29 for this transaction in the Second Quarter 2005, including $12 for the write-off of deferred financing charges.

Revolving Credit Facility

On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 or the US dollar equivalent. The revolving credit facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility is limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. The credit facility is secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

Fleet Renewal Plan

On April 25, 2005, the Corporation announced a wide-body fleet renewal plan that includes firm orders for 18 Boeing 777s, plus purchase rights for an additional 18 aircraft. Air Canada's 777 deliveries are scheduled to begin with the arrival of three 777-300ERs in 2006. The renewal plan also includes firm orders for 14 Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada's first 787 is scheduled for delivery in 2010. The order is subject to several conditions including final documentation. The Corporation expects the agreement to be finalized by mid-2005.

9.        Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the three months ended March 31, 2004 amounted to $23 and related mainly to the payment of professional fees. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company during the three months ended March 31, 2004:

                                                                Predecessor Company
                                                                 Three Months Ended
                                                                   March 31, 2004
                                                            ----------------------------

Repudiated and renegotiated leases and contracts (a)             $       86

Foreign exchange adjustments on compromised debt                         23

Professional fees                                                        24

Interest income on accumulated cash (b)                                  (7)

Other                                                                     6

                                                            ----------------------------
Reorganization and restructuring items, net                     $       132
                                                            ============================

a) Repudiated and renegotiated contracts, including aircraft lease agreements, represented the estimated allowable claim resulting from contracts that had been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

c) Reorganization and restructuring items are nil in the current period as no charges have been recorded in the Successor Company.

10. Condensed Combined Financial Statements of the Applicants of the Predecessor Company

Consolidated financial statements of an entity under creditor protection that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings. The following are the condensed combined Statement of Operations and Statement of Cash Flow of the entities of the Predecessor Company that were in CCAA for the period ended March 31, 2004. Included in the statement of operations for the three months ended March 31, 2004 are intercompany revenues of $130 and expenses of $66 with non-Applicants.

Condensed Combined Statement of Operations
---------------------------------------------------------------------------------------------
                                                                         Predecessor Company
                                                                         Three Months Ended
                                                                            March 31, 2004
                                                                         --------------------
    Operating revenues                                                          $      1,977
    Operating expenses                                                                 2,178
                                                                         --------------------
    Operating loss before reorganization and restructuring items                        (201)
    Reorganization and restructuring items (note 9)                                     (132)
    Net interest expense                                                                 (51)
    Loss on sale of assets                                                                (3)
    Other non-operating income, including equity income of                                67
                                                                         --------------------
    Loss before foreign exchange on non-compromised long-term
      monetary items and income taxes                                                   (320)
    Foreign exchange on non-compromised long-term monetary items                          17
                                                                         --------------------
    Loss before income taxes                                                            (303)
    Provision for income taxes                                                            (1)
                                                                         --------------------
    Loss for the period                                                         $       (304)
                                                                         --------------------

Condensed Combined Statement of Cash Flow
--------------------------------------------------------------------------------------------------
                                                                          Predecessor Company
                                                                           Three Months Ended
                                                                             March 31, 2004
                                                                      ----------------------------

    Net cash provided by operating activities                                        $         45
    Financing
      Reduction of long-term debt and capital lease obligations                              (119)
      Drawdown on GE DIP financing                                                            300
      Other credit facility borrowings                                                         80
      Credit facility repayments                                                              (95)
                                                                      ----------------------------
                                                                                              166
                                                                      ----------------------------
    Investing
      Additions to property and equipment                                                     (34)
      Proceeds from sale of assets                                                              1
                                                                      ----------------------------
                                                                                              (33)
                                                                      ----------------------------

    Increase in cash and cash equivalents                                                     178

    Cash and cash equivalents, beginning of period                                            697
                                                                      ----------------------------
    Cash and cash equivalents, end of period                                         $        875
                                                                      ----------------------------

                                                                     Document 2

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005

/S/ ROBERT A. MILTON
---------------------------------------------
Robert A. Milton
President and Chief Executive Officer

                                                                     Document 3

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, M. Robert Peterson, Chief Financial Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005

/S/ M. ROBERT PETERSON
--------------------------------------------

M. Robert Peterson
Chief Financial Officer

                                                                     Document 4

MAY 13, 2005











                              FIRST QUARTER 2005
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                          ACE AVIATION HOLDINGS INC.

                                    TABLE OF CONTENTS



                                                                           Page


Preface                                                                       3


Explanatory Notes                                                             5


First Quarter Results of Operations - 2005 versus 2004                        9


Balance Sheet                                                                22


Financial Management                                                         25


Quarterly results                                                            32


Segment Information                                                          33


Accounting Policies                                                          35


Material Changes                                                             40


Risk Factors                                                                 40

PREFACE
-------

         ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purposes of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan) on September 30, 2004, as further described in the 2004 Annual Consolidated Financial Statements of ACE.

         In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (CICA 1625), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company's results are not directly comparable with those of the Successor Company.

         As a result of the application of fresh start reporting, the application of new accounting policies, the effectiveness of certain lease contracts on emergence from creditor protection under the Companies' Creditors Arrangement Act (CCAA) and the debt and equity transactions that occurred on September 30, 2004, the Successor Company's financial statements are not directly comparable to those prepared for the Predecessor Company. The presentation of the financial information of ACE for the period ended March 31, 2005 and the financial information of Air Canada for the period ended March 31, 2004 are not directly comparable because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for periods on and after October 1, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies.

         The consolidated balance sheet as of March 31, 2005 and December 31, 2004 represent the accounts of the Successor Company. The consolidated statement of operations and cash flow for the three months ended March 31, 2005 reflects the results of operations of the Successor Company; the three months ended March 31, 2004 reflects the results of operations of the Predecessor Company.

         The Interim Unaudited Consolidated First Quarter 2005 Financial Statements for the Successor Company are based on the accounting policies consistent with those disclosed for the Successor Company in Note 4 to the 2004 Annual Consolidated Financial Statements of ACE with the exception of the adoption of the accounting policies described in Note 1 to the Interim Unaudited Consolidated First Quarter 2005 Financial Statements under "New Accounting Policies" and page 35 of this MD&A under the section entitled "Accounting Policies".

         In accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the Interim Unaudited Consolidated First Quarter 2005 Financial Statements do not include all of the disclosures required for annual financial statements and should be read in conjunction with the 2004 Annual Consolidated Financial Statements of ACE. All amounts are expressed in Canadian currency unless indicated otherwise. This Management's Discussion and Analysis is as of May 13, 2005.

         See Note 1 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements for additional information on the nature of operations and accounting policies.


For further information on ACE's and Air Canada's public disclosure file, please consult www.sedar.com.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of May 13, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                          ACE AVIATION HOLDINGS INC.
                              FIRST QUARTER 2005
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                -----------------------------------------------

EXPLANATORY NOTES
-----------------

Glossary of Terms

Revenue Passenger Miles (RPMs)
------------------------------
A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried.

Available Seat Miles (ASMs)
---------------------------
A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
---------------------
A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Passenger Revenue per Revenue Passenger Mile (yield per RPM)
------------------------------------------------------------
Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
------------------------------------------------
Average passenger revenue per available seat mile.

"Corporation" refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

"Subsidiary" or "subsidiaries" refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE.


Comparative Figures

         Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Short-term investments with original maturities greater than ninety days were previously included in cash and cash equivalents. Because of increased significance, they are now presented separately as short-term investments. Short-term investments have original maturities over 90 days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.

Non-GAAP Financial Measure

         EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other asset acquisitions.

         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is reconciled to operating income (loss) before reorganization and restructuring items, as follows:

                                                          Successor          Predecessor
                                                           Company             Company
                                                             ACE              Air Canada
                                                      ----------------------------------------------------------
                                                         Three Months        Three Months
                                                            ended               ended
($ millions)                                            March 31, 2005      March 31, 2004         Change
----------------------------------------------------------------------------------------------------------------

GAAP operating loss before reorganization and
restructuring items (1)                                        (10)               (145)              135

Add back:
  Depreciation, amortization and obsolescence                  120                  95               25

  Aircraft rent                                                 90                 194              (104)
                                                      ----------------------------------------------------------

EBITDAR, before reorganization and restructuring
items (1)                                                      200                 144               56
                                                      ==========================================================

EBITDAR margin (%) (2)                                         9.2                 6.8             2.4 pp


(1) Reorganization and restructuring items were recorded while Air Canada was under creditor protection from April 1, 2003 through to September 30, 2004. As Air Canada emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

(2)  EBITDAR margin is calculated as EBITDAR divided by operating revenues.

Loyalty Program

         As described in Note 1 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements, ACE implemented a loyalty program accounting policy as of September 30, 2004 that was different from the policy employed by Air Canada, the Predecessor Company.

         As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

         Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenues and Miles redeemed for other than travel are included in other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenues.

         The sum of passenger revenues from Miles redeemed for air travel on Air Canada and Jazz and the above-noted deferred revenues are referred to as "Aeroplan passenger revenues" in this MD&A. For additional information on the Loyalty Program, refer to the section entitled "Accounting Policies" on page 35 of this MD&A.

         In the first quarter of 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz amounted to $101 million, of which $65 million related to Aeroplan redemption revenues from Miles earned by members through the loyalty program partners. These redemption revenues were partly offset by the deferral of revenues of $44 million related to the fair value of Miles earned by members through transportation services provided by the Corporation, resulting in net Aeroplan passenger revenues of $57 million. For the three months ended March 31, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $70 million.

FIRST QUARTER RESULTS OF OPERATIONS - 2005 VERSUS 2004
------------------------------------------------------

         The following table sets out the first quarter 2005 results of operations for ACE, the Successor Company, as compared to the first quarter 2004 results of operations for Air Canada, the Predecessor Company.

         The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand normally results in significantly lower operating cash flow in the first and fourth quarters for each calendar year compared to the second and third quarters.


ACE Aviation Holdings Inc.
Consolidated Statement of Operations
                                                             Successor         Predecessor
                                                              Company            Company
                                                                ACE            Air Canada
----------------------------------------------------------------------------------------------------------------------
                                                            Three Months      Three Months
($ millions, except per share figures)                         ended             ended             $           %
(Unaudited)                                                March 31, 2005    March 31, 2004      Change      Change
----------------------------------------------------------------------------------------------------------------------

Operating revenues
   Passenger                                                      1,739           1,661              78           5
   Cargo                                                            135             126               9           7
   Other                                                            303             334             (31)         (9)
                                                          ------------------------------------------------
                                                                  2,177           2,121              56           3
                                                          ------------------------------------------------
Operating expenses
   Salaries, wages and benefits                                     613             687             (74)        (11)
   Aircraft fuel                                                    415             338              77          23
   Aircraft rent                                                     90             194            (104)        (54)
   Airport and navigation fees                                      213             203              10           5
   Aircraft maintenance, materials and supplies                      94             103              (9)         (9)
   Communications and information technology                         77              88             (11)        (13)
   Food, beverages and supplies                                      78              79              (1)         (1)
   Depreciation, amortization and obsolescence                      120              95              25          26
   Commissions                                                       65              80             (15)        (19)
   Other                                                            422             399              23           6
                                                          ------------------------------------------------
                                                                  2,187           2,266             (79)         (3)
                                                          ------------------------------------------------
Operating loss before reorganization and restructuring
items                                                               (10)           (145)            135
                                                          ------------------------------------------------
Reorganization and restructuring items                                -            (132)            132
                                                          ------------------------------------------------

Non-operating income (expense)
   Interest income                                                   12               4               8
   Interest expense                                                 (75)            (47)            (28)
   Interest capitalized                                               3               -               3
   Loss on sale of and provisions on assets                           -              (3)              3
   Non-controlling interest                                          (3)              -              (3)
   Other                                                             (3)              3              (6)
                                                          ------------------------------------------------
                                                                    (66)            (43)            (23)
                                                          ------------------------------------------------
Loss before foreign exchange on non-compromised
long-term monetary items and income taxes                           (76)           (320)            244

Foreign exchange gain (loss) on non-compromised
long-term monetary items                                            (15)             17             (32)
                                                          ------------------------------------------------

Loss before income taxes                                            (91)           (303)            212
Recovery of (Provision for) income taxes                             14              (1)             15
                                                          ------------------------------------------------
Loss                                                                (77)           (304)            227
                                                          ================================================
Loss per share
   - Basic and diluted                                            (0.87)          (2.53)

Operating Statistics
Revenue Passenger Miles (millions)                               10,586          10,057             529           5
Available Seat Miles (millions)                                  13,566          13,797            (231)         (2)
Passenger Load Factor (%)                                          78.0            72.9             5.1 pp

Comparison of First Quarter Results

         In the first quarter of 2005, ACE reported an operating loss of $10 million, an improvement of $135 million compared to Air Canada's operating loss before reorganization and restructuring items of $145 million recorded in the same quarter of 2004. EBITDAR improved $56 million over the 2004 quarter. Refer to "Non-GAAP Financial Measure" on page 6 of this MD&A for additional information on EBITDAR.

         In the first quarter of 2005, total operating revenues increased $56 million or 3 per cent compared to the first quarter of 2004. Passenger revenues increased $78 million or 5 per cent reflecting increases in all markets with the exception of the US transborder market and the transfer of Aeroplan passenger revenues of $57 million into the passenger revenue category. For additional information on Aeroplan passenger revenues, refer to page 7 of this MD&A.

         Operating expenses were reduced by $79 million or 3 per cent compared to the 2004 quarter in spite of an increase in fuel expense of $77 million or 23 per cent. Capacity, as measured in available seat miles (ASM) was reduced by 2 per cent. Unit cost for the first quarter of 2004, as measured by operating expense per ASM, was 2 per cent below the first quarter of 2004. Excluding fuel expense, unit cost was down 6 per cent compared to the 2004 quarter. Unit cost reductions were achieved in essentially all controllable categories including salaries, wages and benefits, aircraft rent, aircraft maintenance, materials and supplies, and communications and information technology.

         While under creditor protection from April 1, 2003 through to September 30, 2004, Air Canada recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs. In the first quarter of 2004, reorganization and restructuring items amounted to $132 million. These mainly non-cash items related primarily to lease deficiency claims, labour-related items, foreign exchange adjustments on compromised debt and professional fees. As Air Canada emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring were not recorded after that date.

         Foreign exchange losses on long-term monetary items totaled $15 million in the first quarter of 2005 attributable to a weaker Canadian dollar versus the US dollar at March 31, 2005 compared to December 31, 2004. This compared to foreign exchange gains on non-compromised long-term monetary items of $17 million in the first quarter of 2004.

         Net loss for the quarter was $77 million compared to a net loss of $304 million in the first quarter of 2004, an improvement of $227 million. The first quarter of 2004 included reorganization and restructuring items amounting to $132 million.

-------------------------------------------------------------------------------
RASM
-------------------------------------------------------------------------------
Passenger revenue per available seat mile (RASM) is a common industry measure of passenger revenue performance providing a yardstick of revenue generation per unit of capacity offered. RASM is influenced by two key components:
          o     Load factor
          o     Yield per RPM

The first component is load factor which represents passenger traffic expressed in relation to the capacity offered (i.e. revenue passenger miles
(RPMs) to available seat miles (ASMs)). The second component is the yield per revenue passenger mile (or average fare paid per occupied seat mile flown). If an airline can improve its load factor on a particular flight (i.e. the number of revenue passengers) or its yield per revenue passenger mile (i.e. the average fare per mile paid by each passenger) then the passenger revenue per available seat mile (RASM) will increase leading to greater operating profitability on that flight. Depending on market conditions, airlines may periodically have a greater focus on improving load factor or yield, however, the interaction of both these factors will determine RASM. The higher the RASM, the more revenue is generated by the airline for each available seat.

Long-haul flights generally have a lower yield per RPM than short-haul flights. When measured on a per mile basis, the average fare paid on long-haul flights is relatively lower than on short-haul flights. Because the costs of ground handling and fees for take-off and landing are similar for both short and long-haul flights, unit costs per ASM are normally lower for long-haul flights due to the distance flown.
-------------------------------------------------------------------------------

REVENUE PERFORMANCE
-------------------

Passenger Revenues

         As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004 as described on page 7 of this MD&A, passenger revenues, RASM and yield per RPM are not directly comparable to previous years. The following discussion will provide the reader with passenger revenue, RASM and yield per RPM variances that include Aeroplan passenger revenues. However, for comparative purposes, the discussion and tables will also provide passenger revenue, RASM and yield per RPM information excluding Aeroplan passenger revenues.

         The table below describes, by major market, the percentage change from the prior year in passenger revenues for the eight most recent quarters.

             Passenger Revenue % Change Year-over-Year by Quarter
             ----------------------------------------------------

                                                  Predecessor Company                             |     Successor Company
                                                      Air Canada                                  |            ACE
                      --------------------------------------------------------------------------------------------------------
                       Quarter 2    Quarter 3    Quarter 4   Quarter 1    Quarter 2    Quarter 3  |  Quarter 4     Quarter 1
                         2003         2003          2003        2004        2004         2004     |     2004          2005
                      --------------------------------------------------------------------------------------------------------
Canada (1)                (26)         (17)         (13)          (9)          8            3     |       0             1
US (1)                    (27)         (24)         (19)         (13)          5           (1)    |     (17)          (13)
Atlantic (1)              (11)          (4)          (5)          (5)          6            6     |       4             8
Pacific (1)               (63)         (52)         (13)          15         162          113     |      35            14
Other (1)                  (8)           3           18           24          38           25     |      22            17
System (1)                                                                                        |
(excluding Aeroplan)      (26)         (19)         (12)          (5)         15           12     |       1             1
System                                                                                            |
(including Aeroplan)      (26)         (19)         (12)          (5)         15           12     |       4             5

(1) The calculation of percentage change year-over-year does not include Aeroplan passenger revenues for the fourth quarter of 2004 and the first quarter of 2005.

         The table below describes, by major market, quarter-over-quarter percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

                      Operating Statistics - Quarter 1, 2005 versus Quarter 1, 2004

                          Passenger      Capacity        Traffic      Passenger Load       Yield
                           Revenue        (ASMs)          (RPMs)          Factor          per RPM          RASM
                          % Change       % Change        % Change        pp Change        % Change       % Change
                        ---------------------------------------------------------------------------------------------

Canada (1)                    1             (3)             4               5.1             (3)              4
US (1)                      (13)           (12)            (1)              8.4            (12)             (1)
Atlantic (1)                  8             (3)             4               4.9              4              11
Pacific (1)                  14              5              8               1.8              5               8
Other (1)                    17             14             18               3.1             (1)              3
System (1)
(excluding Aeroplan)          1             (2)             5               5.1             (4)              3
System
(including Aeroplan)          5             (2)             5               5.1              0               7

(1) The calculation of percentage change quarter-over-quarter does not include Aeroplan passenger revenues for the first quarter of 2005.

          Passenger revenues were up $78 million or 5 per cent from 2004 and included Aeroplan passenger revenues of $57 million in the first quarter of 2005.

         In the first quarter of 2005, system passenger traffic increased 5 per cent on a decrease of 2 per cent in ASM flying capacity producing a 5.1 percentage point improvement in load factor. Passenger traffic is measured by revenue passenger miles which is calculated by multiplying the number of revenue passengers carried by the miles they are carried. Excluding Aeroplan passenger revenues, yield per RPM, as measured by average passenger revenue per revenue passenger mile, decreased 4 per cent. The yield per RPM decrease was mainly due to increased low-cost competition, a weak transborder market and a greater proportion of longer haul flying which has a lower yield per RPM. However, with the major improvement in load factor, system RASM, excluding Aeroplan passenger revenues, rose 3 per cent over the first quarter of 2004.

         First quarter domestic passenger revenues were up $30 million or 5 per cent and included Aeroplan passenger revenues of $24 million in the 2005 quarter. Domestic passenger traffic was up 4 per cent and capacity was reduced by 3 percent resulting in a passenger load factor improvement of 5.1 percentage points. Domestic yield per RPM decreased 3 per cent, excluding Aeroplan passenger revenues, mainly due to increased price discounting in the domestic market. However, reflecting the improvement in passenger load factor, excluding Aeroplan passenger revenues, domestic RASM rose 4 per cent above the 2004 level.

         US transborder passenger revenues were down $36 million or 9 per cent and included Aeroplan passenger revenues of $18 million in the 2005 quarter. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 12 per cent. In spite of the ASM capacity reduction, traffic declined only 1 per cent resulting in a passenger load factor improvement of 8.4 percentage points. Excluding Aeroplan passenger revenues, yield per RPM declined 12 per cent reflecting the introduction of transborder flights by Canadian low-cost carriers and an aggressive pricing environment resulting from increased capacity in the US transborder market, as well as the weakening of the US dollar for sales denominated in US dollars. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure progressively in 2004 consistent with Air Canada's domestic fare strategy. Excluding Aeroplan passenger revenues, US transborder RASM was down only 1 per cent as the significant improvement in passenger load factor almost offset the yield decrease.

         Atlantic revenues, including Aeroplan passenger revenues of $3 million, increased $23 million or 9 per cent. This reflected a 4 per cent increase in yield per RPM, excluding Aeroplan passenger revenues, reflecting in part growth in higher-yield business traffic. Traffic increased 4 per cent on a capacity reduction of 3 per cent resulting in a passenger load factor improvement of 4.9 percentage points over the 2004 quarter. Excluding Aeroplan passenger revenues, RASM increased 11 per cent reflecting both the yield per RPM increase and the passenger load factor improvement. Pacific revenues were up $25 million or 15 per cent and included Aeroplan passenger revenues of $2 million in the 2005 quarter. Excluding Aeroplan passenger revenues, yield per RPM increased 5 per cent over the first quarter of 2004, reflecting in part strong premium traffic due to the introduction of non-stop Toronto-Hong Kong and Toronto-Narita services. Traffic increased 8 per cent on 5 per cent increase in ASM capacity resulting in a passenger load factor improvement of
1.8 percentage points. As a result of the yield increase and, to a lesser extent, the passenger load factor improvement, RASM increased 8 per cent, excluding Aeroplan passenger revenues. South Pacific, Caribbean, Mexico and South America revenues increased $36 million or 22 per cent and included Aeroplan passenger revenues of $10 million in the 2005 quarter. Traffic increased 18 per cent on an ASM capacity increase of 14 per cent resulting in a passenger load factor improvement of 3.1 percentage points. Excluding Aeroplan passenger revenues, yield per RPM decreased 1 per cent over the first quarter of 2004 and RASM increased 3 per cent due to the passenger load factor improvement. The growth in these markets is mainly from increased capacity to traditional leisure destinations such as Cuba as well as the addition of new routes to South America such as Lima, Bogota and Caracas as well as other destinations.

Cargo Revenues

         Cargo revenues, including revenues from freighter operations, increased $9 million or 7 per cent due to both an increase in the volume of cargo carried and higher yield mainly in the non-North American markets. Cargo freighter operations commenced in the domestic market in June 2004 and in the international market in November 2004 following the retirement of the Boeing 747-400 Combi aircraft.

Other Revenues

         Other non-transportation revenues were down $31 million mainly as a result of the change in accounting policy for the loyalty program (Aeroplan) as described on page 7 of this MD&A. For the three months ended March 31, 2004, Aeroplan revenues from miles earned by members through the loyalty program partners amounted to $70 million and were recorded in other revenues. For the three months ended March 31, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz are recorded in passenger revenues. Partly offsetting the reduction from the change in accounting policy for the loyalty program is an increase in other revenues from Air Canada Vacations primarily as a result of a stronger presence in the Latin Caribbean market such as Cuba and Mexico as well as a higher unit selling price for vacation packages. In addition, higher revenues were recorded from cancellation and change fees.

         As a result of the restructuring, effective September 30, 2004, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. In the Predecessor Company, there was one reportable segment. Refer to Note 5 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements and to page 33 of this MD&A for additional information.

COST PERFORMANCE
----------------

Impact of the Adoption of AcG 15

         Effective January 1, 2005, the Corporation adopted Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15). Prior to the adoption of AcG 15, Air Canada entered into aircraft and engine lease transactions with a number of special purpose entities that are referred to as variable interest entities (VIEs) under AcG 15. As a result of the adoption of AcG 15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases.

         In the first quarter of 2005, the net impact of adopting AcG 15 on the Corporation's results was a pre-tax charge of $30 million ($0.34 per share, diluted). The impact of the adoption of AcG 15 was a reduction to aircraft rent expense of $28 million, an increase to depreciation expense of $25 million, an increase to net interest expense of $24 million, a foreign exchange loss of $6 million and non-controlling interest of $3 million compared to financial results had AcG 15 not been effective.

         The adoption of AcG 15 and the consolidation of the variable interest entities (VIEs) does not alter the underlying contractual arrangements between Air Canada, as lessee, and its lessors, nor the cash payments from Air Canada to the lessors. Over the life of the lease, the accounting expense is consistent between an operating lease and an aircraft leasing entity consolidated under AcG 15. However, there may be timing differences in any given period between net expense recorded under an operating lease versus an aircraft leasing entity consolidated under AcG 15. The main reason for the difference is due to the fact that lease expense under operating leases is straight-lined over the term of the lease whereas the interest expense under the debt obligation in the variable interest entities is based on the effective interest rate method. The effective interest rate method results in interest expense being recorded proportionate to the amount of the outstanding debt, which declines over time. In addition, foreign currency adjustments are recorded on the outstanding debt obligations of the VIEs; changes in foreign exchange rates are straight-lined over the term of the lease under operating lease accounting.

         Refer to Note 1 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements or page 36 of this MD&A for additional information on the adoption of AcG 15.

Operating Expenses

         In the first quarter of 2005, total operating expenses decreased $79 million or 3 per cent compared to the first quarter of 2004 in spite of an increase in fuel expense of $77 million or 23 per cent. Unit cost decreased 2 per cent from the 2004 level (excluding fuel expense, unit cost declined 6 per cent). Excluding fuel expense, operating expenses decreased $156 million or 8 percent from the first quarter of 2004.

         Salaries and wage expense totaled $469 million in the first quarter of 2005, a decrease of $25 million or 5 per cent from the first quarter of 2004. This mainly reflected a reduction of an average of 1,362 full-time equivalent (FTE) employees or 4 per cent from the first quarter of 2004 as well as salary reductions for unionized and non-unionized labour groups. This decrease was partly offset by the expense of $12 million relating to an employee profit sharing program. No expenses related to this program were recorded in 2004. Salaries and wages expense per ASM was reduced 3 per cent from the first quarter of 2004.

         Employee benefits expense amounted to $144 million in the first quarter of 2005, a decrease of $49 million or 25 per cent from the first quarter of 2004. The decrease was largely due to lower pension expense as a result of the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting which accounted for approximately $30 million of the decrease.

         Despite an ASM capacity decrease of 2 per cent, fuel expense increased $77 million or 23 per cent reflecting record high fuel prices. The average base fuel price increase of $114 million or 35 per cent was partially offset by a reduction of $33 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during the quarter. On a unit cost basis, fuel expense per ASM increased 25 per cent.

         Aircraft rent expense decreased $104 million or 54 per cent. As discussed above, as a result of the adoption of AcG 15, aircraft rent expense decreased $34 million versus the same period last year. Other factors in the remaining decrease to aircraft rent expense included the impact of fair value adjustments as a result of fresh start reporting, the net reclassification of certain aircraft leases from operating to capital leases, lease re-negotiations and terminations, as well as a stronger Canadian dollar versus the US dollar for leases denominated in US dollars.

         Airport and navigation fees increased $10 million or 5 per cent on a 7 per cent decrease in aircraft frequencies. Higher fees for air navigation services as a result of a 10 per cent average unit rate increase which came into effect in September 2004 and higher landing and general terminal fees, primarily at Toronto's Pearson International Airport, were the main reasons for the increase.

         Aircraft maintenance, materials and supplies expense declined $9 million or 9 per cent. Most of the decline was due to decreased maintenance activities on the Canadair Regional Jets as well as the retirement of the British Aerospace Bae146, Boeing 737-200 and Boeing 747-400 fleets.

         Communications and information technology expense was down $11 million or 13 per cent largely due to renegotiated contract rates for communication services for web and Global Distribution System (GDS) and for information technology services. The impact of a stronger Canadian dollar versus the US dollar was also a factor in the decrease.

         Food, beverage and supplies expense decreased $1 million or 1 per cent despite an increase of 5 per cent in passenger traffic as measured by RPMs. The decrease was mainly due to the impact of cost reduction initiatives and renegotiated contract rates.

         Depreciation, amortization and obsolescence expense increased $25 million or 26 per cent. As discussed above, as a result of the adoption of AcG 15, depreciation expense increased $25 million. Amortization of intangible assets amounted to $26 million compared to $13 million in the same period last year, reflecting the impact of fresh start on the amortization of intangible assets. Amortization of intangible assets prior to fresh start related mainly to the systems development projects. Partially offsetting this increase is lower depreciation expense as a result of certain fair value adjustments and extending the useful lives on buildings.

         Commission expense was down $15 million or 19 per cent on passenger and cargo revenue growth of 5 per cent. In the first quarter of 2005, the Corporation recorded a favorable adjustment of $11 million relating to changes in estimates on commission expense on corporate contracts. Lower international commission rates as well as the impact of a new commission structure introduced in July 2004 for web and GDS bookings more than offset the volume-related increase.

         The other operating expense category increased $23 million or 6 per cent largely as a result of higher Aeroplan non-air redemption expenses, increased expenses relating to a higher volume and an increase in the cost of tour packages by Air Canada Vacations as well as other factors.

Non-Operating Expense

         Non-operating expense amounted to $66 million in the first quarter of 2005, a $23 million increase from the first quarter of 2004. Net interest expense amounted to $60 million, an increase of $17 million from the 2004 quarter. As discussed above, as a result of the adoption of AcG 15, interest expense increased $24 million. Also contributing to the increase is interest expense relating to the ACE preferred shares as well as to the GE Exit Facility, partially offset by higher interest income and the capitalization of interest. In the first quarter of 2004, Air Canada did not record interest expense on unsecured debt subject to compromise.

Foreign Exchange Gains

         Losses from foreign exchange on long-term monetary items amounted to $15 million in the first quarter of 2005 attributable to a weaker Canadian dollar versus the US dollar at March 31, 2005 compared to December 31, 2004. The foreign exchange losses recorded in the 2005 quarter included $7 million related to capital lease obligations and $6 million resulting from the adoption of AcG 15. This compared to foreign exchange gains on non-compromised long-term monetary items of $17 million in the first quarter of 2004.

Future Income Taxes

         Recovery of income taxes amounted to $14 million versus a provision of $1 million in the same period last year. The Corporation has recorded a future income tax asset of $17 million as at March 31, 2005. This asset is expected to reverse in subsequent quarters in 2005.

BALANCE SHEET ANALYSIS
----------------------

ACE Aviation Holdings Inc.
Consolidated Statement of Financial Position

Unaudited
($ millions)                                                  March 31, 2005            December 31, 2004
---------------------------------------------------------------------------------------------------------------

ASSETS
Current
     Cash, cash equivalents and short-term                           1,785                     1,632
          investments
     Other current assets                                            1,080                     1,063
                                                          -----------------------------------------------------
                                                                     2,865                     2,695
Property and equipment                                               5,056                     3,696
Deferred charges                                                       125                       167
Intangible Assets                                                    2,678                     2,691
Other assets                                                           246                       137
                                                          -----------------------------------------------------
                                                                    10,970                     9,386
                                                          =====================================================

LIABILITIES
Current liabilities                                                  2,790                     2,491
Long-term debt and capital lease obligations                         3,499                     2,328
Convertible preferred shares                                           135                       132
Future income taxes                                                    243                       243
Pension and other benefit liabilities                                2,336                     2,344
Non-controlling interest                                               192                         -
Other long-term liabilities                                          1,506                     1,645
                                                          -----------------------------------------------------
                                                                    10,701                     9,183


SHAREHOLDERS' EQUITY                                                   269                       203
                                                          -----------------------------------------------------
                                                                    10,970                     9,386
                                                          =====================================================

         As a result of the adoption of AcG 15 effective January 1, 2005, the Corporation consolidated the financial statements of certain aircraft and engine leasing entities and fuel facilities corporations. As at March 31, 2005, additional property and equipment of $1,392 million, long-term debt, including current portion, of $1,255 million, other assets of $105 million, and non-controlling interest of $192 million are consolidated under AcG 15. The impact of the adoption of this guideline on the Consolidated Statement of Financial Position is described in further detail under the section entitled "Accounting Policies" on page 35 of this MD&A.

Share Capital and Other Equity

As at March 31, 2005, the issued and outstanding common shares of ACE, along with other equity instruments, were as follows:

                                                                                 March 31,     December 31,
                                                                                   2005            2004
                                                                            ----------------------------------
                                                       Authorized (000)             Outstanding (000)
                                                    ----------------------------------------------------------

Issued and outstanding common shares
       Class A variable voting shares                     unlimited                72,195          74,813
       Class B voting shares                              unlimited                11,431           8,813
       Shares held in escrow                                                        5,189           5,189
                                                                            ----------------------------------
Total issued and outstanding common shares                                         88,815          88,815
                                                                            ==================================

                                                                                 March 31,     December 31,
                                                                                   2005            2004
                                                                            ----------------------------------

Issued and outstanding
       Convertible preferred shares                                                 9,259           9,259
       Stock options                                                                2,960           3,028
                                                                            ----------------------------------
                                                                                   12,219          12,287
                                                                            ==================================

         On April 6, 2005, ACE completed the public offering of an aggregate of 11,350,000 Class A Variable Voting Shares and Class B Voting Shares (collectively the "Shares") at a price of $37.00 per share for gross proceeds of approximately $420 million, and $300 million of 4.25 per cent Convertible Senior Notes due 2035. Aggregate gross proceeds were approximately $720 million with ACE receiving net proceeds of approximately $693 million, after commissions and expenses. In addition, ACE granted the underwriters over-allotment options to purchase up to an additional 10 per cent of each of the offerings, until May 5, 2005. ACE used approximately $557 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with General Electric Capital Corporation
(GECC), including $17 million for early payment and legal fees. The Corporation expects to record a charge of $29 million for this transaction in the second quarter of 2005, including $12 million for the write-off of deferred financing charges.

         On April 11, 2005, the Corporation announced that it had received written notice from the underwriters that they had elected to exercise in full their over-allotment options to purchase an additional 1,135,000 Class A Variable Voting Shares at $37.00 per share and $30 million of 4.25 per cent convertible senior notes due 2035. On April 13, 2005, the aggregate gross proceeds approximately $72 million were received from the exercise of the over-allotment options. Proceeds will be used for general corporate purposes and have brought the aggregate gross proceeds of the ACE financial offerings to approximately $792 million ($762 million net of commissions and expenses).

Debt Obligations

         As at March 31, 2005, ACE had long-term debt and capital lease obligations of $3.8 billion, including current portion, with a cash, cash equivalents and short-term investments of $1.8 billion. These long-term debt obligations included $1.3 billion recorded as a result of the adoption of AcG
15. Refer to Note 3 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements and to the table on page 29 of this MD&A for additional information on ACE's principal repayment requirements as at March 31, 2005 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities (VIEs) under AcG 15.

Lease Obligations

         As a result of the adoption of AcG 15, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. The consolidation of these aircraft leasing agreements impacts the operating lease commitments previously disclosed in the 2004 Annual Consolidated Financial Statements of ACE. Future minimum lease payments under existing operating leases of aircraft, excluding leases accounted for as VIEs, amounted to $2.2 billion as at March 31, 2005 compared to $3.0 billion at December 31, 2004. Refer to Note 6 of the Interim Unaudited First Quarter 2005 Consolidated Financial Statements and to the table on page 29 of this MD&A for additional information on ACE's future minimum lease payments under existing operating leases.

Guarantees

         As a result of the adoption of AcG 15 as further described in Note 7 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases. The entire debt balance under these leasing agreements is now on the consolidated balance sheet of the Corporation, and as a result the residual value support previously disclosed in the 2004 Annual Consolidated Financial Statements of ACE is no longer a guarantee of the Corporation.

FINANCIAL MANAGEMENT
--------------------

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
                                                                                Successor         Predecessor Company
                                                                                 Company              Air Canada
                                                                                   ACE
                                                                           --------------------- ----------------------
Unaudited                                                                      Three months          Three months
(in millions of Canadian dollars)                                                 ended                  ended
                                                                              March 31, 2005        March 31, 2004
------------------------------------------------------------------------------------------------ ----------------------

Cash flows from (used for)

Operating
Loss for the period                                                                  (77)                (304)

Adjustments to reconcile to net cash provided by operations

Reorganization and restructuring items                                                 -                  109
Depreciation, amortization and obsolescence                                          120                   95
Loss on sale of and provisions on assets                                               -                    3
Foreign exchange                                                                      15                  (17)
Future income taxes                                                                  (17)                  (2)
Employee future benefit funding (more than) less than expense                         (8)                  60
Decrease (Increase) in accounts receivable                                           (91)                 (54)
Decrease (increase) in spare parts, materials and supplies                            14                   (3)
Increase in accounts payable and accrued liabilities                                 100                   62
Increase in advance ticket sales, net of restricted cash                             219                  140
Aircraft lease payments in excess of rent expense                                     (4)                 (44)
Other                                                                                 43                   18
                                                                           --------------------- ----------------------
                                                                                     314                   63
                                                                           --------------------- ----------------------
Financing
GE DIP financing                                                                       -                  300
Credit facility borrowings                                                             -                   80
Reduction of long-term debt and capital lease obligations                           (140)                (214)
                                                                           --------------------- ----------------------
                                                                                    (140)                 166
                                                                           --------------------- ----------------------
Investing
Short-term investments                                                              (675)                 186
Additions to capital assets                                                          (38)                 (36)
Proceeds from sale of assets                                                          37                    1
Cash collaterization of letters of credit                                            (20)                   -
                                                                           --------------------- ----------------------
                                                                                    (696)                 151
                                                                           --------------------- ----------------------

Increase (decrease) in cash and cash equivalents                                    (522)                 380
Cash and cash equivalents, beginning of period                                     1,481                1,101
                                                                           --------------------- ----------------------

Cash and cash equivalents, end of period                                             959                1,481
                                                                           --------------------- ----------------------

Cash payments of interest                                                             38                   35
Cash payments of income taxes                                                          4                    -

Cash and cash equivalents exclude short-term investments of $826 million as at March 31, 2005 ($151 million as at December 31, 2004).

Cash Flows from (used for) Operations

         The first quarter of 2005 cash flows from operations amounted to $314 million. This compared to cash flows from operations of $63 million in the first quarter of 2004, an improvement of $251 million. Improved operating results contributed significantly to the cash flow improvement. Further components of the cash flow change are described below:

     o Advance ticket sales was a source of funds of $219 million partially offset by a use of funds of $91 million from an increase in accounts receivable, largely reflecting the seasonal increase in passenger sales into the second quarter (2004 - $140 million source and $54 million use respectively).

     o Accounts payable and accrued liabilities was a source of funds of $100 million in the first quarter of 2005. This compared to a source of funds of $62 million in the first quarter of 2004, an increase of $38 million.

     o Aircraft lease payments in excess of rent expense was a use of funds of $4 million in the first quarter of 2005 versus a use of funds of $44 million in the first quarter of 2004, an improvement of $40 million. In the first quarter of 2005, as a result of the adoption of AcG 15 on January 1, 2005 and the consolidation of certain lease structures previously accounted for as operating leases, payments of $56 million previously recorded in "aircraft lease payments in excess of rent expense" were reclassified under cash flows used for financing activities.

     o Employee future benefit funding was a use of funds of $8 million in the first quarter of 2005, an increase of $68 million from the first quarter of 2004. This increase was mainly as a result of pension funding of $61 million in the quarter following the implementation of the Plan and the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations, as well as the application of fresh start reporting on September 30, 2004. Refer to Note 15 to the 2004 Annual Consolidated Financial Statements for additional information.

     o the change in spare parts, materials and supplies was a source of funds of $14 million in the first quarter of 2005 versus a use of funds of $3 million in the first quarter of 2004, an improvement of $17 million. This change was largely due to lower fuel inventories in the first quarter of 2005.

     o other cash from operations was $43 million in the first quarter of 2005 versus a source of funds of $18 million in the first quarter of 2004. A decrease in prepaid expenses related to vacation packages at Air Canada Vacations accounted for approximately $25 million of the source of funds.

Cash Flows used for Financing Activities

         In the first quarter of 2005, reduction of long-term debt and capital lease obligations amounted to $140 million. As a result of the adoption of AcG 15 on January 1, 2005, payments of $56 million previously recorded in "aircraft lease in excess of rent expense" under cash flows from (used for) operating activities were reclassified under cash flows used for financing activities. In the first quarter of 2005, proceeds of $29 million resulting from the sale of one Boeing 747-400 aircraft were used to repay the General Electric Capital Corporation (GECC) Limited Recourse Loan as disclosed in Note 3 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements. In addition, repayments of $32 million were made on capital lease obligations and repayments of $18 million were made on the credit facility with Amex Bank of Canada (Amex).

Cash Flows used for Investing Activities

         In the first quarter of 2005, cash used for the purchase of short-term investments amounted to $675 million. Short-term investments with original maturities greater than ninety days were previously included in cash and cash equivalents. Short-term investments have original maturities over 90 days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.

         In the first quarter of 2005, additions to capital assets amounted to $38 million and related mainly to spare engines and aircraft betterments, system developments costs, ground equipment and facilities. In addition, proceeds from sale of assets totaled $37 million of which $29 million related to the sale of one Boeing 747-400 aircraft. These proceeds were used to repay the GECC Limited Recourse Loan.

Liquidity

         As at March 31, 2005, ACE had cash, cash equivalents and short-term investments of $1.8 billion and positive working capital of $75 million. As at March 31, 2004, Air Canada had cash and cash equivalents of $864 million and a working capital deficiency of $669 million.

         On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. The revolving credit facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 million provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility is limited to the lesser of $300 million and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. The credit facility is secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances. The revolving credit facility provides Air Canada with a certain amount of flexibility to dispose of, finance and otherwise deal with its assets and property other than accounts receivable and certain leased real property of Air Canada.

         As at May 11, 2005, ACE's consolidated cash balance, measured on the basis of unrestricted cash in its bank accounts, and short-term investments amounted to approximately $2.1 billion.

         The Corporation is expected to have positive cash flows from operations in 2005 and, as described above, has a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. Debt repayment obligations in the future are expected to be met from cash flows from operations. Future aircraft deliveries have committed financing from the manufacturers or a third party.

         The Corporation could potentially realize additional funding through the monetization of or sale of interests in certain divisions or subsidiaries.

Summary of Principal Repayment and Future Minimum Lease Payment Requirements as at March 31, 2005

         The table below summarizes ACE's principal repayment requirements on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG 15 through to 2009, as well as the Corporation's future minimum lease payments under existing operating leases as at March 31, 2005, as further described in Notes 3 and 6 to the Interim Unaudited First Quarter 2005 Consolidated Financial Statements.

                                                                    Remainder
($ millions) (1)                                                      of 2005       2006      2007      2008     2009
----------------------------------------------------------------------------------------------------------------------

Long-Term Debt and Capital Lease Obligations
(Note 3)
---------------------------------------------------
Long-term debt principal obligations excluding GECC                        54         32        32        51       28
     Exit Financing
Capital lease principal obligations                                       138        147       182       179       88
Debt consolidated under AcG 15                                             44         74       118       117       57
                                                                ------------------------------------------------------
Total excluding GECC Exit Financing                                       236        253       332       347      173
GECC Exit Financing                                                         -          -        96       128      128
                                                                ------------------------------------------------------
Total Long-Term Debt and Capital Lease Obligations                        236        253       428       475      301
                                                                ======================================================

Operating Leases (excluding leases accounted for
as VIEs under AcG 15)
---------------------------------------------------
-Future
minimum lease payments under
     existing operating leases of aircraft (Note 6)                       292        370       320       257      210
-Future minimum lease payments under
     existing leases for other property                                    71         57        48        46       33
                                                                ------------------------------------------------------
                                                                          363        427       368       303      243
                                                                ======================================================

         Long-term debt and capital lease obligations as at March 31, 2005 combined with the estimated present value of committed future aircraft lease payments for the period to the end of the lease term and estimated future purchase options, net of cash and short term investments, amounted to approximately $4 billion compared to approximately $12 billion at December 31, 2002, prior to filing for creditor protection under CCAA.

Projected Aircraft Expenditures, Net of Aircraft Financing

         The table below provides projections for aircraft expenditures for firm Bombardier and Embraer aircraft orders, net of aircraft financing, over the next five years:

                                                                    Remainder
($ millions) (1)                                                      of 2005       2006       2007     2008     2009
----------------------------------------------------------------------------------------------------------------------

Projected committed capital expenditures (1)

Projected aircraft expenditures -
Bombardier and Embraer aircraft                                           949        529        767       30        0

Projected aircraft financing                                             (879)      (450)      (697)     (30)       0
                                                                ------------------------------------------------------

Projected committed aircraft expenditures, net of aircraft
financing                                                                  70         79         70        0        0
                                                                ======================================================

(1) US dollar amounts are converted using the March 31, 2005 noon day rate of CDN$1.2096. Projected aircraft expenditures are based on escalated aircraft delivery prices.

         As disclosed in ACE's 2004 Management's Discussion and Analysis of Results, in 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. (Embraer) and Bombardier Inc. (Bombardier). The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries of the Embraer 175 series aircraft are scheduled to begin in July 2005, with the Embraer 190 series deliveries scheduled to commence in November 2005. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 of the Bombardier CRJ200 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 firm aircraft orders have been completed, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The Corporation has received financing commitments from the manufacturers and a third party covering all firm orders.

         On April 24, 2005, Air Canada and The Boeing Company (Boeing) signed an agreement for a wide-body fleet renewal plan that includes firm orders for 18 Boeing 777 aircraft, plus purchase rights for an additional 18 aircraft, in a yet-to-be-determined mix of the Boeing 777 family's newest models: the Boeing 777-300ER aircraft, the Boeing 777-200LR Worldliners, and the Boeing 777 Freighter aircraft. Air Canada's Boeing 777 deliveries are scheduled to begin with the arrival of three Boeing 777-300ER aircraft in 2006. The renewal plan also includes firm orders for 14 new Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada's first Boeing 787 is scheduled for delivery in 2010. The order is subject to several conditions including final documentation. The Corporation expects the agreement to be finalized by mid-year 2005. Air Canada will receive a financing commitment for the firm aircraft deliveries from the manufacturer.

QUARTERLY RESULTS

         The table below describes quarterly financial results of Air Canada for the last three quarters of 2003 and the first three quarters of 2004 and the financial results of ACE for the fourth quarter of 2004 and the first quarter of 2005 as well as major operating statistics:


               Quarterly Financial Data - Condensed Consolidated
               -------------------------------------------------

$ millions                                                  Predecessor Company                          Successor Company
(except per share figures)                                      Air Canada                                      ACE
----------------------------------------------------------------------------------------------------  ----------------------
                                      ------------2003------------  -----------------2004-----------------------     2005
                                      --------------------------------------------------------------  ----------------------
                                          Q2       Q3        Q4         Q1         Q2          Q3         Q4          Q1
                                      --------------------------------------------------------------  ----------------------

Passenger revenues                       1,597     1,901     1,615     1,661     1,844      2,123        1,681        1,739
Cargo revenues                             122       122       131       126       137        142          151          135
Other revenues                             235       207       231       334       240        231          230          303
                                      --------------------------------------------------------------  ----------------------
Operating revenues                       1,954     2,230     1,977     2,121     2,221      2,496        2,062        2,177

Operating expenses                       2,225     2,212     2,054     2,266     2,199      2,253        2,065        2,187
                                      --------------------------------------------------------------  ----------------------

Operating income (loss)
  before reorganization
  and restructuring items                 (271)       18       (77)     (145)       22        243           (3)         (10)

Reorganization and
  restructuring items                     (216)     (274)     (560)     (132)     (426)      (313)           -            -

Non-operating
  income (expense)                         (68)      (21)     (132)      (43)      (72)      (133)         (67)         (66)
                                      --------------------------------------------------------------  ----------------------
Loss before foreign
  exchange on non-
  compromised long-term
  monetary items and
  income taxes                            (555)     (277)     (769)     (320)     (476)      (203)         (70)         (76)

FX gain (loss) on non-
  compromised long-term
  monetary items                            (5)       17        (7)       17       (34)       123           98          (15)
                                      --------------------------------------------------------------  ----------------------
Income (loss) before
  income taxes                            (560)     (260)     (776)     (303)     (510)       (80)          28          (91)

Recovery of (provision
  for) income taxes                         (6)       (3)        8        (1)        -         (1)         (13)          14
                                      --------------------------------------------------------------  ----------------------

Net income (loss)                         (566)     (263)     (768)     (304)     (510)       (81)          15          (77)
                                      ==============================================================  ======================
Earnings (loss)  (1)
   Per share - basic and diluted         (4.70)     (2.18)    (6.39)   (2.53)    (4.24)     (0.67)        0.17        (0.87)

Revenue passenger miles
 (millions)                              9,073    11,617     9,289    10,057    10,836     12,853        9,681       10,586

Available seat miles (millions)         12,579    15,156   13,115     13,797    13,931     15,993       12,815       13,566

Passenger load factor (%)                 72.1      76.6      70.8      72.9      77.8       80.4         75.5         78.0

Operating expense per
  available seat mile (CASM)
  (cents)                                 17.7      14.6      15.7      16.4      15.8       14.1         16.1         16.1

Operating expense per available
  seat mile excl.
  fuel expense (cents)                    15.4      12.5      13.5      14.0      13.1       11.2         12.7         13.1

(1) Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.

SEGMENT INFORMATION
-------------------

         As a result of the corporate restructuring, the Corporation's businesses are operated through four reporting segments: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. A capacity purchase agreement between Air Canada and Jazz Limited Partnership (Jazz) came into effect on September 30, 2004. The Regional Operations segment information in the Successor Company is not comparable to that of the Predecessor Company as a result of this new agreement.

         As described in Note 4 to the 2004 Annual Consolidated Financial Statements, the Corporation changed the accounting policy as of September 30, 2004 for the recognition of its revenues relating to the Loyalty Program. As a result, Loyalty Program results are not directly comparable to prior periods.

         Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions with each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                  Successor Company
                                                          Three months ended March 31, 2005
                                                                                                                 ACE
                                Transportation     Loyalty     Technical      Regional      Inter-Segment   Consolidated
($ Millions)                     Services (1)    Program (2)    Services   Operations (3)    Elimination        Total
--------------------------------------------------------------------------------------------------------------------------

Passenger revenue                        1,739             -            -              -                -         1,739
Cargo revenue                              135             -            -              -                -           135
Other revenue                               93           169           39              2                -           303
                               ------------------------------------------------------------------------------------------
External revenue                         1,967           169           39              2                -         2,177
Inter-segment revenue                       50             3          141            211             (405)            -
                               ------------------------------------------------------------------------------------------

Total revenue                            2,017           172          180            213             (405)        2,177
                               ------------------------------------------------------------------------------------------

Operating expenses,
  before the following:                  1,996           149          149            178             (405)        2,067

Amortization of capital
  assets                                   105             2            8              5                -           120

                               ------------------------------------------------------------------------------------------
Total operating expenses                 2,101           151          157            183             (405)        2,187
                               ------------------------------------------------------------------------------------------

Operating income (loss)                    (84)           21           23             30                -           (10)

Net interest expense                       (54)            -           (3)            (3)               -           (60)

Foreign exchange on long-
   term monetary items                     (15)            -            -              -                -           (15)

Income tax expense                          14             -            -              -                -            14

Other non-operating items                   (6)            -            -              -                -            (6)

                               ------------------------------------------------------------------------------------------

                                           (61)             -          (3)            (3)               -           (67)
                               ------------------------------------------------------------------------------------------

Segment Results                           (145)           21           20             27                -           (77)
                               ==========================================================================================

Total Assets                            10,053           234          308            375                -        10,970

Capital Expenditures                        32             2            -              4                -            38

(1) Includes revenues and costs for Air Canada Mainline operations, Jazz transportation revenues and fees to Air Canada Mainline for Jazz operations under the CPA as well as Air Canada Cargo Limited Partnership (doing business as Air Canada Cargo), Destina.ca Inc., AC Online Limited Partnership, ACGHS Limited Partnership (doing business as Air Canada Ground Handling), Touram Inc. (doing business as Air Canada Vacations) and ACE. Inter-segment revenue includes management fees and cost and operating services charged to other segments. Foreign exchange on long-term monetary items is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represent interest on third party debt. Interest expense included in other segments represent interest on inter-company and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.
(2) Other revenue of $169 million includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $3 million represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air travel, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.
(3)  Includes Jazz operations under the CPA effective September 30, 2004.

ACCOUNTING POLICIES
-------------------

         The Interim Unaudited Consolidated First Quarter 2005 Financial Statements for the Successor Company are based on the accounting policies consistent with those disclosed in Note 4 to the 2004 Annual Consolidated Financial Statements of ACE with the exception of the adoption of the accounting policies as further described below under "New Policies": The accounting policies of the Successor Company were consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and the accounting policies noted below.

Property and Equipment

         On the application of fresh start accounting effective September 30, 2004, the estimated useful lives of buildings was extended to periods not exceeding 50 years. The Predecessor Company depreciated buildings over their useful lives not exceeding 30 years.

Air Transportation Revenues and Loyalty Program

         As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

         Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenue and Miles redeemed for other than travel are included in other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenues. These revenues amounted to $70 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz amounted to $101 million of which $65 million related to Miles earned by members through loyalty program partners and are included in passenger revenues.

Non-transportation Revenues

         Non-transportation revenue includes certain loyalty program revenues, as described in Loyalty Program, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Segment Reporting

         As a result of the corporate restructuring, the segment reporting structure for the Successor Company reflects four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, there was one reportable segment.

New Policies
------------

Consolidation of Variable Interest Entities

         Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15) is effective for periods beginning on or after November 1, 2004; as a result, ACE adopted this standard effective January 1, 2005. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. Restatement of comparative financial information is not required under AcG 15.

         An entity falls under the guidance in AcG 15 and is classified a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Aircraft and Engine Leasing Transactions

         Prior to the adoption of AcG 15, Air Canada entered into aircraft and engine lease transactions with a number of special purpose entities that are referred to as VIEs under AcG 15. As a result of the adoption of AcG 15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated in its financial statements leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG 15:

                                                                                          Liabilities and
$ Millions                                                                                  Shareholders'
                                                                               Assets             Equity
-----------------------------------------------------------------------------------------------------------
Increase to property and equipment                                              1,304
Decrease to deferred charges                                                      (45)
Decrease to intangible assets                                                      (6)
Increase to other assets                                                          113
Increase to current portion of long-term debt                                                         77
Increase to long-term debt                                                                         1,173
Increase to non-controlling interest                                                                 181
Decrease to other long-term liabilities                                                             (155)
Increase to retained earnings as result of the cumulative
effect of this change in accounting policy                                                            90
                                                                   ----------------------------------------

                                                                                1,366              1,366
                                                                   ========================================

         The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 million in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

Fuel Facilities Arrangements

         Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various domestic airports. The fuel facilities corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The fuel facilities corporations operate on a cost recovery basis.

         Under AcG 15, the Corporation is the primary beneficiary of certain of the fuel facilities corporations. On January 1, 2005 the Corporation consolidated in its financial statements three fuel facilities corporations, resulting in the following adjustments:

                                                                                          Liabilities and
$ Millions                                                                                  Shareholders'
                                                                               Assets             Equity
-----------------------------------------------------------------------------------------------------------
Increase to property and equipment                                              113
Increase to long-term debt                                                                            51
Increase to non-controlling interest                                                                   8
Increase to other long-term liabilities                                                                2
Increase to retained earnings as result of the cumulative
effect of this change in accounting policy                                                            52
                                                                   ----------------------------------------

                                                                                113                  113
                                                                   ========================================

         The remaining five fuel facilities corporations in Canada that have not been consolidated have assets recorded of approximately $103 million and debt of approximately $90 million, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines and any value of the assets. The Corporation views this loss potential as remote.

Effect in Current Period

                  In the first quarter of 2005, the net impact on the Corporation's results of adopting AcG 15 was a pre-tax charge of $30 million ($0.34 per share, diluted). The impact of the adoption of AcG 15 was a reduction to aircraft rent expense of $28 million, an increase to depreciation expense of $25 million, an increase to net interest expense of $24 million, a foreign exchange loss of $6 million and non-controlling interest of $3 million compared to financial results prior to the adoption of AcG 15.

Prior Periods

         Restatement of comparative financial information is not required by AcG 15. The cumulative effect to retained earnings on the adoption of AcG 15 as at January 1, 2005 is an increase of $142 million.

         The adoption of AcG 15 and the consolidation of the variable interest entities (VIEs) does not alter the underlying contractual arrangements between Air Canada, as lessee, and its lessors, nor the cash payments from Air Canada to the lessors. Over the life of the lease, the accounting expense is consistent between an operating lease and an aircraft leasing entity consolidated under AcG 15. However, there may be timing differences in any given period between net expense recorded under an operating lease versus an aircraft leasing entity consolidated under AcG 15. The main reason for the difference is due to the fact that lease expense under operating leases is straight-lined over the term of the lease whereas the interest expense under the debt obligation in the variable interest entities is based on the effective interest rate method. The effective interest rate method results in interest expense being recorded proportionate to the amount of the outstanding debt, which declines over time. In addition, foreign currency adjustments are recorded on the outstanding debt obligations of the VIEs; changes in foreign exchange rates are straight-lined over the term of the lease under operating lease accounting.

Foreign Currency Translation of Financial Statements of Integrated Foreign Operations

         The majority of the VIEs are not Canadian based entities and monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. The Corporation applies the temporal method for the translation of the financial statements of the VIEs denominated in foreign currencies. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates. Expense items are translated at the average rate of exchange for the period, which results in substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Asset Retirement Obligations

         As a result of the consolidation of certain Fuel Facilities Corporations, the Corporation has applied the Canadian Institute of Chartered Accountants Section 3110, "Accounting for Asset Retirement Obligations", which requires the Corporation to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. Under Section 3110, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

         Under the terms of its land leases, the Fuel Facilities Corporations have the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated under AcG 15, the Corporation has recorded an obligation of $2 million ($12 million undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

MATERIAL CHANGES
----------------

         There have been no material changes in debt and lease obligations with the exception of the impact of the adoption of AcG 15 and the transactions completed in April 2005 as described herein. In addition, there have been no material changes in critical accounting estimates, tax, risk management and outlook from the disclosures included in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005.

RISK FACTORS
------------

         For a detailed description of the possible risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005. There have been no material changes to the risk factors disclosed at that time.

                                                                     Document 5

[GRAPHIC OMITTED]

News Release
------------------------------------------------------------------------------

           ACE AVIATION HOLDINGS INC. RELEASES FIRST QUARTER RESULTS

OVERVIEW

     o   Operating loss of $10 million.
     o An improvement of $135 million despite fuel expense being up by $77 million, compared to an operating loss before reorganization and restructuring items of $145 million in the first quarter of 2004.
     o One of the best first quarter operating results in the Corporation's history.
     o EBITDAR for the quarter of $200 million, an improvement of $56 million from the prior year.
     o Net loss for the quarter of $77 million compared to a net loss of $304 million in the first quarter of 2004.
     o Operating revenues up $56 million or 3 per cent reflecting passenger revenue increases in all markets with the exception of the US transborder market.
     o Unit cost down 2 per cent, and excluding fuel expense, unit cost down 6 per cent versus the first quarter of 2004 and down 17 per cent versus the first quarter of 2002.
     o Employee productivity up 21 per cent versus the first quarter of 2002.
     o System passenger load factor up 5.1 percentage points to 78.0 per cent, a record for the first quarter.
     o   Positive cash flow from operations of $314 million in the quarter.
     o As at May 11, 2005, after the successful completion of the public offerings completed in April and the repayment of the Exit Credit Facility with General Electric Capital Corporation, ACE's consolidated cash balances, measured on the basis of cash in its bank accounts, and short-term investments are approximately $2.1 billion.
     o Additional $300 million of liquidity available from unutilized revolving credit facility.

MONTREAL, May 13, 2005 - ACE Aviation Holdings Inc. (ACE) reported today an operating loss of $10 million for the first quarter of 2005, an improvement of $135 million from the operating loss before reorganization and restructuring items of $145 million recorded in the first quarter of 2004. EBITDAR(1) improved $56 million over the 2004 quarter despite a fuel expense increase of $77 million year-over-year. Operating revenues were up $56 million or 3 per cent. Passenger traffic, as measured by revenue passenger miles (RPMs), increased 5 per cent on a capacity decrease of 2 per cent, as measured by available seat miles (ASMs), resulting in a passenger load factor improvement of 5.1 percentage points. Passenger revenue per available seat mile (RASM), on a comparable basis, is up 3 per cent reflecting the significant improvement in the passenger load factor.

Despite a 23 per cent fuel expense increase in the amount of $77 million, operating expenses were reduced by $79 million or 3 per cent.

Excluding fuel expense, operating expenses declined $156 million or 8 per cent over the 2004 quarter reflecting the continued cost reductions that the Corporation has achieved. Excluding fuel expense, unit cost is down 6 per cent from the first quarter of 2004 and down 17 per cent compared to the first quarter of 2002. Including fuel expense, unit cost is down 2 per cent over the first quarter of 2004. Employee productivity, as measured by available seat mile per employee, grew 21 per cent when compared to the first quarter of 2002.

Net loss for the quarter was $77 million, an improvement of $227 million from the first quarter of 2004, which included reorganization and restructuring items of $132 million.

"Despite record high fuel costs and low North American yields throughout the period, we are reporting one of the best operating results in Air Canada's history for the first quarter," said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. "It is particularly encouraging to note that, excluding any benefit of fuel hedging, ACE is the only North American carrier which had improved results for this quarter, traditionally our worst quarter of the year.

"Looking forward, ongoing cost reduction initiatives are on track and the revenue picture is improving. The strengthening yields and record traffic we achieved in April accelerated our year over year improvement in operating income and bode well for our revenue performance going forward. We remain committed to achieving our previously disclosed $1.6 billion EBITDAR target in 2005."

The Corporation continues to expect improved operating and financial performance during 2005 resulting from revenue enhancement and cost reduction measures implemented during the restructuring and from additional measures in the fourth quarter of 2004 and the full year 2005. The Circular and Proxy Statement dated July 12, 2004 provided an EBITDAR projection of $1.6 billion for 2005, which was based on an assumed average 2005 crude oil price of approximately US $35 per barrel for West Texas Intermediate (WTI) crude oil. While crude oil prices are now estimated to be significantly higher than this level, the Corporation remains committed to achieving its $1.6 billion EBITDAR target for 2005 as greater revenues and additional cost savings in specific areas are forecast to offset higher projected fuel expenses based on internal estimates. The current record high levels of crude oil and fuel prices exceed internal estimates and, as fuel prices are subject to many external factors beyond the Corporation's control, the Corporation may not be able to fully mitigate the potential adverse effect that this or other factors could have on the 2005 EBITDAR projection.

"I salute ACE employees who are showing tremendous ownership and pride in the company's success going forward," said Mr. Milton. "Through their team effort and hard work, they are winning over more and more customers and I am proud that throughout the quarter they handled record volumes with exceptional operational performance. The month of April marked the beginning of a second year of consecutive record load factors demonstrating a definite trend towards increasing customer preference for Air Canada over and above the market's recovery. I also thank our customers whose ongoing loyalty and support has made Air Canada the airline of choice for Canadians with the lowest fares to the greatest number of destinations, day in, and day out.

"We're moving ahead on all fronts with the implementation of our fleet renewal program. The wide-body fleet plan announced earlier in April with Boeing will move Air Canada into a clear leadership position among North American international carriers with the acquisition of up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners."

The agreement with Boeing is very attractive financially as the operating costs of the 777 and the 787 will be significantly less than the aircraft they will replace, the acquisition costs will be spread over several years, and the asset values of the aircraft we will replace and sell are significant. Both the 777 and 787 are uniquely suited to meet Air Canada's current route structure and growth plans, which include long-range, non-stop routes for both passengers and cargo, with an increasing emphasis on growing markets in Latin America and China. The operation of the 777 and 787 in the same fleet will allow Air Canada to tailor capacity to seasonal demand with two aircraft types that fly the same speed and range yet offer different seating capacities.

"Later this month the initial phase of our North American network and fleet alignment plan gets underway with the delivery of the first 15 Bombardier CRJ-705 aircraft to Air Canada Jazz. The addition of these jet aircraft to the Jazz fleet will allow us to boost regional jet service to communities across Canada thus offering superior comfort, choice in non-stop markets served as well as more frequencies. Air Canada's fleet will expand by 6 additional wide bodies to accommodate international growth this summer and 17 of the 60 state-of-the-art Embraer aircraft on order will be introduced to the mainline fleet in the last two quarters of the year," said Mr. Milton.

ACE's Interim Unaudited First Quarter 2005 Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) are available on ACE's and Air Canada's website www.aircanada.com and at SEDAR.com on May 13, 2005. A copy may also be obtained on request by contacting Shareholder Relations at (514) 205-7856.

(1) NON-GAAP MEASURE
--------------------

EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not comparable to similar measures presented by other public companies. Readers should refer to the attached Highlights or ACE's First Quarter 2005 Management's Discussion and Analysis for a reconciliation of EBITDAR before restructuring and reorganization items.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of May 13, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                    - 30 -

Contacts:    Isabelle Arthur (Montreal)     (514) 422-5788
             Laura Cooke (Toronto)          (416) 263-5576
             Angela Mah (Vancouver)         (604) 270-5741

Internet:    aircanada.com

ACE Aviation
Holdings Inc.

                                                   ------------------------------------------------------------------
HIGHLIGHTS (1)                                                        Three months ended March 31
                                                   ------------------------------------------------------------------
                                                           Successor Company ACE  Predecessor Company - Air Canada
                                                   ------------------------------------------------------------------
                                                                    2005                 2004
---------------------------------------------------------------------------------------------------------------------
Financial  (CDN dollars in millions except per
           share figures)
---------------------------------------------------------------------------------------------------------------------

Operating revenues                                                  2,177                2,121
Operating loss before reorganization and restructuring items         (10)                (145)
Reorganization and restructuring items                                  -                (132)
Non-operating expense                                                (66)                 (43)
Loss before foreign exchange on non-compromised
long-term monetary items and income taxes                            (76)                (320)
Loss for the period                                                  (77)                (304)
Operating margin before reorganization and
restructuring items                                                (0.5)%               (6.8)%
EBITDAR before reorganization and restructuring items (2)             200                  144
EBITDAR margin before reorganization and
restructuring items                                                  9.2%                 6.8%
Cash, cash equivalents and short-term investments                   1,785                  864
Cash flows from (used for) operations                                 314                   63
Weighted average common shares used for computation - diluted          89                  120
Earnings (loss) per share - basic and diluted                   $  (0.87)            $  (2.53)

---------------------------------------------------------------------------------------------------------------------
Operating Statistics (mainline-related) (3) (4)                                                           % Change
---------------------------------------------------------------------------------------------------------------------
Revenue passenger miles (millions) (RPM)                          10,116                9,648                    5
Available seat miles (millions) (ASM)                             12,890               13,096                   (2)
Passenger load factor                                              78.5%                73.7%                 4.8 pts
Passenger revenue yield per RPM (excluding Aeroplan)
(cents) (5)                                                         14.6                 15.2                   (3)
Passenger revenue yield per RPM (including Aeroplan)
(cents) (5)                                                         15.2                 15.2                    0
Passenger revenue per ASM (excluding Aeroplan)
(cents) (5)                                                         11.5                 11.2                    3
Passenger revenue per ASM (including Aeroplan)
(cents) (5)                                                         11.9                 11.2                    7
Operating revenue per available seat mile (cents)                   14.4                 13.8                    4
Operating expense per available seat mile
(cents) (6)                                                         14.4                 14.7                   (2)
Operating expense (net of cargo and other non-ASM
     revenue) per available seat mile (cents) (6) (7)               12.0                 12.2                   (2)
Average number of employees (thousands)                             27.8                 29.1                   (4)
Available seat miles per employee (thousands)                        464                  450                    3
Operating revenue per employee (thousands)                           $67                  $62                    8
Aircraft in operating fleet at period end                            200                  213                   (6)
Average aircraft utilization (hours per day) (8)                    11.4                 11.0                    3
Average aircraft flight length (miles)                             1,306                1,248                    5
Fuel price per litre (cents) (9)                                    49.2                 39.5                   25
Fuel litres (millions)                                               786                  791                   (1)
---------------------------------------------------------------------------------------------------------------------
Operating Statistics(consolidated)                                                                        % Change
---------------------------------------------------------------------------------------------------------------------

Revenue passenger miles (millions)                                10,586               10,057                    5
Available seat miles (millions)                                   13,566               13,797                   (2)
Passenger load factor                                             78.0%                72.9%                  5.1 pts
Passenger revenue yield per RPM (excluding
      Aeroplan) (cents) (5)                                         15.9                 16.5                   (4)
Passenger revenue yield per RPM (including
      Aeroplan) (cents) (5)                                         16.4                 16.5                   (0)

     (1) References to "Successor Company" refer to ACE and its susidiaries' results for the three months ended March 31, 2005.
         References to "Predecessor Company" refer to Air Canada and its subsidiaries' results for the three months ended March 31, 2004. Refer to Note 1 of Interim Unaudited First Quarter 2005 Consolidated Financial Statements for more information.

     (2) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.
         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

         EBITDAR before reorganization and restructuring items is reconciled to operating income (loss) before reorganization and restructuring items as follows:

                                              Three months ended March 31
                                        ---------------------------------------
                                          Successor         Predecessor Company
                                        Company ACE            Air Canada
                                            2005                   2004
                                            ----                   ----
                                        ($ millions)           ($ millions)
Operating loss before reorganization
  and restructuring items                   (10)                   (145)
Add back:
  Aircraft rent                              90                     194
  Depreciation, amortization &
    obsolescence                            120                      95
                                         --------------------------------------
EBITDAR before reorganization
  and restructuring items                   200                     144
                                         ======================================

     (3) Includes the operations of Air Canada, Aeroplan, Air Canada Technical Services, ACGHS, AC Cargo, Air Canada Capital, Destina, AC Online and SIMCO.

     (4) Mainline-related operating statistics exclude Jazz operations, capacity purchase arrangements with third party carriers, Air Canada Vacations and other non-airline subsidiaries of ACE.

     (5) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada are reflected in passenger revenues. Prior to October 2004, these revenues were recorded in "other" revenues. Refer to page 7 of the MD&A for more information.

     (6) Before reorganization and restructuring items in the first quarter of 2004.

     (7) Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.

     (8) Excludes maintenance down-time.

     (9) Net of fuel hedging and includes all fuel handling expense.

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ACE AVIATION HOLDINGS INC.
                                         --------------------------------------
                                                       (Registrant)

Date:    May 13, 2005                By: /S/ SYDNEY J. ISAACS
        -------------------------        ---------------------------------------
                                         Name: Sydney J. Isaacs
                                         Title: Senior Vice President, Corporate
                                         Development and Chief Legal Officer